UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at March 4, 2009

 GREAT BASIN GOLD LTD,
Ground Floors, 138 West Street
PO Box 78182, Sandton, 2146
Sandown, South Africa

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: March 4, 2009

Print the name and title of the signing officer under his signature.

Ground Floor, 138 West Street Sandown, South Africa PO Box 78182, Sandton, 2146 Tel: 27 (0) 11 301 1800 Fax: 27 (0) 11 301 1840 www.grtbasin.com

    GREAT BASIN GOLD LTD. ANNOUNCES PRICING OF
C$130 MILLION EQUITY OFFERING

March 4, 2009 - Vancouver, British Columbia - Great Basin Gold Ltd. (the "Company") (TSX: GBG; NYSE Alternext: GBG; JSE: GBG) announces that it has priced an offering of 100,000,000 units at a price of C$1.30 per unit resulting in gross proceeds of C$130,000,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full warrant will entitle the holder to purchase a common share of the Company at a price of C$1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010. The Company has granted to the underwriters an over-allotment option, exercisable for a period of 30 days following closing of the offering, to purchase up to an additional 15,000,000 common shares and/or 7,500,000 warrants to cover over-allotments and for market stabilization purposes, which if exercised would result in additional gross proceeds of C$19,500,000. A syndicate led by BMO Capital Markets and RBC Capital Markets acted as underwriters in connection with the offering.

The net proceeds from this offering will be used by the Company to fund the development of the Company's Burnstone project in South Africa and for general corporate purposes. The offering is expected to close on or about March 13, 2009 subject to customary closing conditions and final regulatory approvals.

Ferdi Dippenaar, President and CEO, commented: "This is an important financing for Great Basin Gold, and we are pleased to note that this funding will be used in furtherance of achieving initial commercial production at the Burnstone Property, targeted for July 2010."

A preliminary short form prospectus relating to the offer of the units has been filed in all provinces and territories of Canada and a registration statement relating to the offer of the units has been filed with the U.S. Securities and Exchange Commission under the U.S.-Canada multi-jurisdictional disclosure system, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the issuance of a receipt for the final short form prospectus from all applicable Canadian securities regulators and in the United States prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective and any such offer may be withdrawn or revoked without obligation or commitment of any kind at any time prior to the notice of its acceptance given after the effective date.

Copies of the final short form prospectus, when receipted, may be obtained from BMO Capital Markets, Distribution Department, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 (tel: 416-363-6996 x224) or from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5H 2X4 (tel: 416-842-5349), and copies of the registration statement may be obtained from BMO Capital Markets Corp., Attention: Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036 (tel: 212-885-4039) or from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Centre, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (tel: 212-428-6670).

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa                       +27 (0)11 301 1800
Michael Curlook in North America                      +1 888 633 9332
Barbara Cano at Breakstone Group in the USA  +1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.